August 5, 2019

M. Jay Allison
Chief Executive Officer
COMSTOCK RESOURCES INC
5300 Town and Country Blvd., Suite 500
Frisco, Texas 75034

       Re: COMSTOCK RESOURCES INC
           Registration Statement on Form S-3
           Filed July 31, 2019
           File No. 333-232924

Dear Mr. Allison:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kevin Dougherty at (202) 551-3271 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Natural
Resources
cc:    Jack E. Jacobsen